SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)*

                            BECKMAN INSTRUMENTS, INC
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                        -------------------------------
                         (Title of Class of Securities)

                                    075816108
                            ------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 1997
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 17 Pages

                                                              Page 2 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  723,885
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            723,885

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            723,885

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]


13       Percent of Class Represented By Amount in Row (11)

                                    2.55%

14       Type of Reporting Person*

                  OO; IV


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  723,885
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            723,885

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            723,885

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]


13       Percent of Class Represented By Amount in Row (11)

                                    2.55%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  723,885
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            723,885

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            723,885

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]


13       Percent of Class Represented By Amount in Row (11)

                                    2.55%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  723,885
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            723,885

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            723,885

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.55%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  710,285
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  723,885
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   710,285

    With
                           10       Shared Dispositive Power
                                            723,885

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,434,170

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.05%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  723,885
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            723,885

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            723,885

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.55%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  487,130
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   487,130
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            487,130

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.71%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  487,130
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   487,130
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            487,130

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.71%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 075816108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  487,130
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  723,885
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   487,130
    With
                           10       Shared Dispositive Power
                                            723,885

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,211,015

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.26%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 17 Pages

          This Amendment No. 6 to Schedule 13D relates to shares of Common Stock, $0.10 par value per share (the "Shares"), of Beckman Instruments, Inc. (the "Issuer"). This Amendment No. 6 supplementally amends the initial statement on Schedule 13D dated January 22, 1992 and all amendments thereto (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 6 is being filed to report that as a result of a recent disposition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Quantum Industrial Partners LDC ("QIP");

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  Soros Fund Management LLC ("SFM LLC");

          v)   George Soros ("Mr. Soros");

          vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller");

          vii) Winston Partners, L.P. ("Winston L.P.");

          viii) Chatterjee Fund Management, L.P. ("CFM"); and

          ix)  Dr. Purnendu Chatterjee ("Dr. Chatterjee").


Updated information concerning the officers and directors of QIP and QIHMI is attached hereto as Annex A and incorporated herein by reference. Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex B and incorporated herein by reference.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 723,885 Shares held for the account of QIP (approximately 2.55% of the total number of Shares outstanding).

               (ii) Mr. Soros may be deemed the beneficial owner of 1,434,170 Shares (approximately 5.05% of the total number of Shares outstanding). This number consists of (A) 710,285 Shares held for his personal account and (B) the 723,885 Shares held for the account of QIP.

               (iii)Each of Winston L.P. and CFM may be deemed the beneficial owner of the 487,130 Shares currently held for the account of Winston L.P. (approximately 1.71% of the total number of Shares outstanding).

                                                             Page 12 of 17 Pages

               (iv) Dr. Chatterjee may be deemed the beneficial owner of 1,211,015 Shares (approximately 4.26% of the total number of Shares outstanding). This number consists of (A) 487,130 Shares held for the account of Winston L.P. and (B) 723,885 Shares held for the account of QIP.

          (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as a result of his position as a sub-investment advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the 723,885 Shares held for the account of QIP.

               (ii) Mr. Soros has the sole power to vote and dispose of the 710,285 Shares held for his personal account.

               (iii)Each of Winston L.P., CFM, as the sole general partner of Winston L.P. and Dr. Chatterjee, as the sole general partner of CFM, may be deemed to have the sole power to direct the voting and disposition of the 487,130 Shares held for the account of Winston L.P.

          (c) Except for the transactions disclosed on Annex C hereto, all of which were effected on the New York Stock Exchange in routine brokerage transactions, there have been no transactions with respect to the Shares since October 24, 1997 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons.

          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QIP in accordance with their ownership interests in QIP.

               (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for his personal account.


               (iii)The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

          (e) Not applicable.

          Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his personal account and the account of QIP. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares not held directly for the account of Winston L.P. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for the accounts of QIP and Winston L.P.

                                                             Page 13 of 17 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 23, 1997                QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its Sole General Partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 14 of 17 Pages


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             its General Partner

                                             By:  Purnendu Chatterjee,
                                                  its General Partner


                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact


                                         CHATTERJEE FUND MANAGEMENT, L.P.

                                         By: Purnendu Chatterjee,
                                             its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact



                                          PURNENDU CHATTERJEE

                                          By:     /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 15 of 17 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation     Business Address
----------------------        --------------------     ----------------

Curacao Corporation           Managing Director of     Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles     Willemstad
  Managing Director           corporations             Curacao,
  (Netherlands Antilles)                               Netherlands Antilles


Inter Caribbean Services      Administrative services  Citco Building
  Limited                                              Wickhams Cay
  Secretary                                            Road Town
(British Virgin Islands)                               Tortola
                                                       British Virgin Islands


                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation     Business Address
----------------------        --------------------     ----------------

Gary Gladstein                Managing Director of     888 Seventh Avenue
Director and President        SFM LLC                  33rd Floor
(United States)                                        New York, New York  10106

Sean C. Warren                Managing Director of     888 Seventh Avenue
Director, Vice President      SFM LLC                  33rd Floor
and Secretary                                          New York, New York  10106
(United States)

Peter Streinger               Chief Financial Officer  888 Seventh Avenue
Treasurer                     of SFM LLC               33rd Floor
(United States)                                        New York, New York  10106

Michael C. Neus               Assistant General        888 Seventh Avenue
Vice President and             Counsel of SFM LLC      33rd Floor
Assistant Secretary                                    New York, New York  10106
(United States)


To the best of the Reporting Persons' knowledge:

(a)      None of the above persons holds any Shares.
(b)      None  of  the   above   persons   has  any   contracts,   arrangements,
         understandings or relationships with respect to the Shares.

                                                             Page 16 of 17 Pages

                                     ANNEX B



          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                 Scott K. H. Bessent
                                   Walter Burlock
                                  Brian J. Corvese
                                 Jeffrey L. Feinberg
                                    Arminio Fraga
                                 David Gerstenhaber
                                   Gary Gladstein
                                      Ron Hiram
                                  Robert K. Jermain
                                   David N. Kowitz
                                 Alexander C. McAree
                                    Paul McNulty
                                Gabriel S. Nechamkin
                                     Steven Okin
                                    Dale Precoda
                                 Lief D. Rosenblatt
                                   Mark D. Sonnino
                               Filiberto H. Verticelli
                                   Sean C. Warren
                                   John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                      Page 17 of 17 Pages

                                                 ANNEX C
                                RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                        BECKMAN INSTRUMENTS, INC.


                                                                             Number
                                   Date of                 Nature of           of           Price Per
For the Account of                 Transaction            Transaction        Shares           Share
------------------                 -----------            -----------        ------         ---------

QIP/1/                             12/16/97                  SELL                15,000          41.9380
                                   12/16/97                  SELL                42,700          41.9380
                                   12/17/97                  SELL                21,400          41.9380
                                   12/17/97                  SELL                 6,100          41.9920
                                   12/19/97                  SELL                28,000          41.1780
                                   12/19/97                  SELL                37,500          41.1780
                                   12/22/97                  SELL                 3,700          41.9380
                                   12/23/97                  SELL                25,500          41.8013
                                   12/23/97                  SELL                   700          42.0200

Winston L.P./2/                    12/16/97                  SELL                11,200          41.9380
                                   12/16/97                  SELL                28,400          41.9380
                                   12/16/97                  SELL                   300          41.9260
                                   12/17/97                  SELL                 7,400          41.9380
                                   12/17/97                  SELL                 4,200          41.9390
                                   12/17/97                  SELL                 2,800          41.9370
                                   12/17/97                  SELL                 2,300          41.9920
                                   12/17/97                  SELL                 1,700          41.9920
                                   12/19/97                  SELL                 6,700          41.1780
                                   12/19/97                  SELL                 2,500          41.1780
                                   12/19/97                  SELL                 1,800          41.1780
                                   12/19/97                  SELL                14,000          41.1780
                                   12/19/97                  SELL                 4,900          41.1780
                                   12/19/97                  SELL                13,900          41.1780
                                   12/22/97                  SELL                   500          41.9380
                                   12/22/97                  SELL                 2,000          41.9380
                                   12/23/97                  SELL                17,100          41.8013

Mr. Soros                          12/16/97                  SELL                43,200          41.9380
                                   12/16/97                  SELL                13,800          41.9380
                                   12/17/97                  SELL                 6,100          41.9920
                                   12/17/97                  SELL                21,300          41.9380
                                   12/19/97                  SELL                37,900          41.1780
                                   12/19/97                  SELL                37,500          41.1780
                                   12/22/97                  SELL                 3,800          41.9380
                                   12/23/97                  SELL                25,400          41.8013


--------
1        Transactions effected at the direction of SFM LLC.
2        Transactions effected at the direction of CFM.

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